JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

05011874

28th September 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 13 2005
WASH. D.C.
156

Dear Sirs

SUPPL

Jardine Matheson Holdings Limited
<u>2005 Interim Dividend</u>

I enclose for your attention a notification dated 28th September 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

<u>Encl</u>

dw 10/19

Cng/DL/2005/2005interim-di/p18

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Jardine Matheson Hldgs Ld |
| **TIDM** | JAR |
| **Headline** | Dividend |
| **Released** | 10:59 28-Sep-05 |
| **Number** | 8679R |

**JARDINE MATHESON HOLDINGS LIMITED**

**2005 INTERIM DIVIDEND**

We wish to advise the following Pound Sterling equivalent of the 2005 interim dividend of the above Company. The dividend will be paid on 12th October 2005.

| | |
|---|---|
| 2005 interim dividend per share: | US cents 9.35 |
| GBP equivalent: | 5.2881 pence |

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

28th September 2005

www.jardines.com

END

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